Exhibit 99.2

NIO Inc. Announces Proposed Secondary Listing on the Singapore Exchange

SHANGHAI, China, May 05, 2022 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced the proposed secondary listing of its Class A ordinary shares, par value US$0.00025 per share (the “Shares”), by way of introduction on the Main Board of the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The Company’s American depositary shares (the “ADSs”), each representing one Share, will continue to be primarily listed and traded on the New York Stock Exchange (the “NYSE”).

The Company has received a conditional eligibility-to-list letter (“ETL”) from the SGX-ST on May 5, 2022 for the listing and quotation of the Shares on the Main Board of the SGX-ST. The ETL is not an indication of the merits of the proposed secondary listing of the Company’s Shares on the SGX-ST, the Company, its subsidiaries, the ADSs and/or the Company’s Shares. An introductory document relating to the proposed secondary listing by way of introduction of the Shares on the Main Board of the SGX-ST is targeted to be issued later this month prior to the listing on the Main Board of the SGX-ST. Upon listing on the Main Board of the SGX-ST, the Shares listed on the Main Board of the SGX-ST will be fully fungible with the ADSs listed on the NYSE.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021, and began deliveries of the ET7 in March 2022. NIO launched the ET5, a mid-size premium smart electric sedan, in December 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC, the listing document issued with the SEHK and the introductory document issued with the SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com.

Investor Relations Contact

ir@nio.com

Press Contact

global.press@nio.com

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